

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2013

Via E-mail
Valerie Kendall
Chief Financial Officer
Jacksonville Bancorp, Inc.
100 North Laura Street, Suite 1000
Jacksonville, Florida 32202

Re: Jacksonville Bancorp, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 16, 2013
File No. 333-188146
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 26, 2013
File No. 000-30248

Dear Ms. Kendall:

We have reviewed your amended registration statement and response letter dated July 16, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Strategy, page 39

1. We note your response to comment five from our letter dated June 14, 2013, and in particular the portions of the response describing your determination to include only $4.5 million of the $13.3 million of charge-offs related to the bulk sale in the historical loss component of your allowance for loan loss methodology. Please address the following:

   - Tell us in detail how the pricing of the loans was determined. Specifically tell us whether each loan was priced individually.

- For all of the loans in the bulk sale, please tell us and revise future filings to disclose the recorded investment in loans, the additional provision for loan loss recorded and the charge-offs recorded by class of financing receivable. Please show this information separately for originated and purchase credit impaired loans.
- You state in your response that all loans sold in the bulk sale were individually evaluated based on the same criteria applied to impaired loans. Please provide us with a detailed schedule as of June 30, 2012 and December 31, 2012 (bulk sale date) disaggregated by your three tiered pricing hierarchy that provides the following for each loan sold in the bulk sale:
  - Unpaid principle balance
  - Recorded investment
  - Specific reserves recorded
  - Life-to-date charge-offs recorded
  - Date of most recent appraisal, appraised value, and any related discount applied to the appraisal, as applicable
  - If you did not rely upon an updated appraisal, please discuss how you determined the fair value for these loans (i.e. analysis of underlying cash flows of the borrower/guarantor, settlement discussions with borrower, etc.)
- For each loan sold in the bulk sale please clearly disclose how you determined the portion of the charge-off to be included in the historical loss component from those determined to be attributable to the bulk sale. To the extent necessary, please provide us with any additional information deemed necessary for a complete understanding of how you incorporated the valuation information / data points obtained from the bulk loan sale in your measurement of credit impairment for loans collectively measured at December 31, 2012.

You may contact John Spitz at (202) 551-3484 or Benjamin Phippen at (202) 551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc.   Via E-mail
       Halcyon Skinner
       McGuireWoods LLP